EXHIBIT 2
[LETTERHEAD ATTICUS CAPITAL, L.L.C.]
152 West 57th Street, 45th Floor
New York, New York 10019
October 3, 2005
BY FACSIMILE & FEDEX
J. Steven Whisler
Chairman of the Board & Chief Executive Officer
Phelps Dodge Corp.
One North Central Avenue
Phoenix, AZ 85004
Dear Mr. Whisler,
     We very much appreciate the opportunity to discuss Phelps Dodge with you and other members of your management team this past Friday. Let us repeat our praise for your and your team’s skill in husbanding the vast and valuable resources of Phelps Dodge, your innovation in developing proprietary extraction processes, and your success in capitalizing on recent favorable trends in the copper and molybdenum markets. These accomplishments have put PD in the enviable position of having amassed a large cash surplus while having the ability, we believe, to generate significant free cash flow for some time to come. It must be disappointing how little credit the stock market is giving to your achievements. At 3.0x 2005 EV/EBITDA and 5.5x 2005 P/E, Phelps Dodge trails its comparables significantly. As we expressed to you, it is our view that the basis for the market’s skepticism is ironically the very by-product of your success — PD’s cash build-up.
     We were pleased to hear that you share our optimism for the copper industry’s prospects. We appreciate that your decades of experience with the cycles of the industry lead you to be cautious. At the same time, you must realize that hesitancy on your part can be misread. For the reasons we discussed, we are convinced that things are indeed different this time; that the supply constraints and the ability of the industry to respond to growing demand, especially from Asia, are different. This view has led us to become your second largest shareholder, with current holdings representing nearly 9% of your outstanding shares. Although Atticus has funds under management exceeding $8 Billion, our investment in PD is significant.
     Even if one prefers to take a “wait and see” approach to the industry’s future, one would have to be an ardent pessimist to believe that an un-levered PD requires a “rainy day” fund amounting to almost $2.5 Billion by year-end. It is odd, but the pessimistic view of PD seems to grow only stronger as PD’s cash horde grows larger. It is important for you and the Board to address the question of the cash’s use swiftly.

     Let us reiterate our opinion. As one of your largest shareholders, we believe the best investment opportunity the Company has before it is to buy PD stock. You have informed shareholders that it is your view that PD should use cash surpluses 1) to invest in its own business to improve the productivity of its existing assets, 2) to invest in other, undervalued mining assets that augment or compliment existing assets, or 3) to deliver funds to shareholders. By implementing a multi-billion dollar self-tender or similar stock retirement, PD can accomplish not one, but all three of these goals. It returns cash to shareholders. It is an investment in a mining asset that is undervalued — an investment that belies any concern the market may have that acquisitions or other investments outside the existing business may squander the treasure you have accumulated on behalf of your shareholders. And there is no more direct means of investing in PD. We would venture that you would agree that a stock repurchase offers a return on equity superior to most capital expenditures. Most importantly, it is a very visible vote of confidence by you, your management team and the Board in PD’s business. We urge you and the Board to take this opportunity to express your optimism for Phelps Dodge’s future by using PD’s cash surpluses to buy in its undervalued shares.
     Because we wish to more actively engage with you, the Board and perhaps from time to time with other shareholders on this and other subjects of strategic importance to PD, we will today file a Schedule 13D with the Securities and Exchange Commission, and we will shortly file a notification with the Federal Trade Commission under the Hart-Scott-Rodino Act. We appreciate and look forward to the opportunity to continue our discussions with you.
Sincerely,

/s/ Timothy R. Barakett	/s/ David Slager

Timothy R. Barakett Chairman & CEO, Portfolio Manager	David Slager Sr. Managing Director, Portfolio Manager